SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
        (Amendment No. 25)
Under the Securities and Exchange Act of 1934

 BlackRock Insured Municipal 2008 Term Trust, Inc.
(BRM)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09247k109
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

October 08, 2004
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.














ITEM 1	Security and Issuer
		Common Stock
		Blackrock Insured Municipal 2008 Term Trust, Inc.
		Blackrock Financial Management  L. P.
		345 Park Ave.
		31 St. floor
		New York, New York 10154
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of BRM
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of BRM fit the investment guidelines for various
		Accounts.  Shares have been acquired since September 28, 1998.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 1,924,898 shares, which represents 7.07 % of the outstanding Shares.  Karpus Management, Inc.
      owns 5,000 shares purchased on April 10, 2002 at a price of $15.73 per share (900 shares), April 11 at $15.78 (400 shares), April 25 at $15.91,
April 26 at $15.93 (200 shares), April 30 at $15.97 (200 shares), May 1 at
$15.97 (300 shares), May 2 and 3 at $15.96 (850 shares), July 12 at
$16.19 (600 shares), and January 26, 2004 at $17.44 (3500 shares).  Shares were sold on June 25, 2004 at $16.24 (50 shares) and June 30 at $16.16
(100 shares), August 18 at $16.45 (100 shares), August 20 at $16.47 (100 shares),  August 25 at $16.48, $16.49, $16.50 and $16.54 (400 shares),
August 26 at $ 16.53, $16.54 and $16.57 (400 shares), August 31 at
$16.53, $16.55 and $16.57 (300 shares), September 10 at $ 16.57 (100 shares.) , September 17 at $ 16.58 (100 shares), September 20 at $
$ 16.59 (200 shares), September 21 & 30 at $ 16.55 & $ 16.56 (300 shares)  George Karpus presently owns 58,100 shares purchased on
December 8, 1999 at $13.63 (6000 shares), December 9 at $13.50 (7000 shares), August 17, 2001 at $15.65 (1,000 shares), August 22 at $15.68
(9,000 shares), November 13 at $15.90 (5,000 shares), February 11, 2002 at $15.88 (5000 shares), April 18 at $15.83 (1,500 shares), May 21 at
$15.97 (5,000 shares), July 11 at $16.20 (10,000 shares), August 12 at
$16.43 (5,000 shares), August 13 at $16.41 5,000 shares), August 14 at
$16.44 (7,900 shares), August 15 at $16.43 (2,100 shares), May 7 and 10 at $ 15.89 (4200 shares), and May 11, 2004 at 15.89 (100 shares) . He sold on January 17, 2001 at $15.67 (1,800 shares), January 18 at $15.69 (3,700 shares), January 31 at $15.73 (200 shares), June 22, 2004 at $16.11 (600 shares), June 23 at $16.15 (100 shares), June 24 at $16.24 (500 shares),
June 25 at $16.24 (200 shares), June 28 at $16.19 (200 shares), June 29 at
$16.14 (100 shares) and June 30 at $16.16 (400 shares), August 19 at
$16.44 (500 shares), August 20 at $16.44, $16.45, $16.46, $16.47, $16.48,
$16.49, and $16.50 (1400 shares), August 25 at $16.46 (6000 shares).  Jo
Ann Van Degriff owns 8,000 shares purchased on June 29, 2001 at $15.53
(2000 shares), April 18, 2002 at $15.83 (1,500 shares), May 9 and 10 at
$15.90 (1,000 shares), November 13 at $16.54 (2500 shares), and October
14, 2002 at $16.39 (2000 shares).  She sold on June 24, 2004 at $16.24
(100 shares) and on June 30 at $16.15 (100 shares), July 2 at $16.23 (100 shares), August 18 at $ 16.45 (100 shares), August 19 at $ 16.44 (200 shares), August 20 at $16.46, $16.47, $16.48 and $16.49 (400 shares).
Sophie Karpus presently owns 200 shares purchased on September 18 and
19, 2001 at $15.76 per share (250 shares), and February 20, 2003 at $16.72
(500 shares), May 6, 2004 at $16.05 (150 shares) and sold on December
23, 2002 at $16.48 (100 shares), January 2, 2003 at $16.51 (100 shares),
March 14 at $17.13 (50 shares), March 25 at $16.97 (150 shares), March
26, 27, and 28 at$16.98 (150 shares), April 8 at $16.89 (100 shares), and
April 15 at $16.91(50 shares).  None of the other Principals presently owns shares.
b) KIM has the sole power to
dispose of and to vote all of such Sharesunder limited powers of attorney.
c) The first open market purchase occurred on September 28, 1998 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
8/2/2004
-5800
16.26

9/1/2004
-21600
16.57
8/3/2004
-15000
16.25

9/2/2004
-20100
16.58
8/4/2004
-10500
16.26

9/3/2004
-2700
16.56
8/5/2004
-3855
16.25

9/8/2004
-22500
16.56
8/6/2004
-2000
16.40

9/9/2004
-1600
16.57
8/9/2004
-3000
16.40

9/10/2004
-20300
16.57
8/12/2004
-500
16.40

9/17/2004
-12400
16.58
8/13/2004
-9950
16.43

9/20/2004
-20300
16.59
8/16/2004
-9150
16.42

9/21/2004
-3700
16.55
8/17/2004
-21900
16.44

9/22/2004
-1300
16.55
8/18/2004
-10400
16.45

9/23/2004
-6000
16.52
8/19/2004
-11700
16.44

9/24/2004
-4900
16.55
8/20/2004
-30200
16.47

9/27/2004
-8600
16.58
8/23/2004
-200
16.43

9/28/2004
-1300
16.60
8/25/2004
-57200
16.48

9/29/2004
-3700
16.60
8/26/2004
-65200
16.56

9/30/2004
-11000
16.56
8/27/2004
-4400
16.56




8/30/2004
-3800
16.56




8/31/2004
-50700
16.56




      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of BRM
		securities.
ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.










Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.




October 08, 2004 	             By:________________________
       Date				         Signature
				  Sharon Thornton, Senior Tax Exempt Analyst / P.M.
      Name/Title